WOODSIDE
AUSTRALIAN ENERGY

02 APR 25 AM 11:49

2 April 2002

02028635

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Drilling Report in relation to Norfolk-2 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 2 April 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

dlw 4/25

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

2 April 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Norfolk-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that on 2 April 2002 the Norfolk-2 exploration well located in the Carnarvon Basin was being plugged and abandoned.

Since the last report, Norfolk-2 was drilled to a total depth of 3350 metres in an 8½ inch hole, having intersected a net oil column of 9 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% - Operator), Mobil Australia Resources Company Pty. Ltd. (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary